SKANSKA

Press Release

October 26, 2009
08:30 am CET

Skanska to rebuild Manhattan Bridge in New York City for USD 150 M, approximately SEK 1 billion

Skanska has secured the assignment to rebuild the Manhattan Bridge in New York. The contract value is USD 150 M, corresponding to SEK 1,050 M, which will be included in order bookings for the fourth quarter. The customer is the New York City Department of Transportation.

The assignment involves the replacement of the bridge's suspension structures. More than 600 suspender cables will be replaced and the four main cables will be re-wrapped. The bearings for the eight main trusses will also be replaced. In addition, inspection platforms will be installed under the bridge and the so-called necklace lighting on the bridge's two exterior suspender cables will be replaced.

The work will commence in early 2010, with completion scheduled for mid-2013.

The new assignment is the third to be secured by Skanska for the Manhattan Bridge since 2000. In New York, Skanska has also rehabilitated the Williamsburg Bridge, the Queensborough Bridge and the Triborough Bridge.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,200 employees and operations in the eastern U.S., Colorado and California. Skanska USA Civil's revenues amounted to about SEK 11.5 billion in 2008.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.